UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number: 000-21873
Biosite Incorporated

(Exact name of registrant as specified in its charter)
9975 Summers Ridge Road
San Diego, California 92121
Telephone: (858) 805-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:   One

          Pursuant to the requirements of the Securities Exchange Act of 1934, Biosite Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Biosite Incorporated
Dated: June 29, 2007	By:	/s/ Jay McNamara
		Name:	Jay McNamara
		Title:	Assistant Secretary